UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

This Report on Form 6-K contains an Ad hoc announcement made by Deutsche Bank AG pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) on September 12, 2008. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG:
Deutsche Post sells 29.75 per cent stake in Postbank to Deutsche Bank
Deutsche Bank and Postbank agree close cooperation
     Deutsche Post has sold a minority stake of 29.75 per cent in Postbank to Deutsche Bank for Euro 2.79 bn or Euro 57.25 per share. The acquisition of this stake is subject to approval by regulatory and anti-trust authorities and the German Government and will close in the first quarter of 2009. The consideration for the stake will be paid by Deutsche Bank in cash. Deutsche Bank intends to fund the acquisition through an equity raising of up to EUR 2.0 bn. Timing and precise composition of the equity raising are subject to market conditions.
     In addition to the minority stake acquisition, Deutsche Post has granted Deutsche Bank an option to acquire an additional 18.0 per cent of Postbank for Euro 55.00 per share. This option can be exercised between 12 months and 36 months after acquisition of the initial 29.75 per cent stake. Moreover, Deutsche Post has granted Deutsche Bank a right of first refusal for its remaining Postbank shares.
     Deutsche Post has been granted a put option to sell its remaining stake of 20.25 per cent plus one share in Postbank to Deutsche Bank. Deutsche Post can exercise this option between 21 months and 36 months after acquisition of the initial 29.75 per cent stake at a price of Euro 42.80 per share. Deutsche Bank can settle both options either in cash or fully or partially with its own shares.
     Furthermore, Deutsche Bank with its 14 million clients in private and business banking (thereof 9.7 million in Germany) and Postbank with its 14.5 million clients in Germany have agreed in principle to cooperate in several areas including the distribution of home finance and investment products. The cooperation is expected to have substantial revenue potential for both partners and the companies will finalise details shortly.
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 26, 2008 on pages 6 through 15 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: September 12, 2008
	By:	/s/ Wittig

	Name:	Arne Wittig
	Title:	General Counsel
Germany, Central & Eastern Europe

	By:	/s/ M. Otto

	Name:	Mathias Otto
	Title:	Deputy General Counsel
Germany, Central & Eastern Europe